HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 23, 2020

HIVE Blockchain Announces Successful Installation of Next Generation

Miners at Green Energy-Powered Quebec Bitcoin Mining Facility

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has put into operation its recently acquired 1,090 Bitmain Antminer T17+ 58 Terahash per second (TH/s) SHA 256 mining machines at its green energy- powered bitcoin mining operation in Quebec.

Combined with the recently installed 750 Bitmain Antminer S17+ 73 TH/s machines operational at its Quebec facility, HIVE‘s aggregate operating hash rate from this next generation mining equipment is approximately 118 PH/s and is estimated to be operating at a gross mining margin above 40%i. These recent investments are among several steps the Company is undertaking to maximize the capacity and efficiency of its 30-megawatt (MW) facility.

Recently installed Bitcoin mining equipment at HIVE's operation in Quebec.

In preparation for the halving of Bitcoin block rewards for miners, which occurred in mid-May, HIVE acquired in April a Bitcoin mining operation in Quebec with access to low cost, renewable electricity, 30 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, triple redundancy systems for power and internet connectivity and operational staff. HIVE has subsequently been investing in next generation mining equipment that can provide positive gross mining margins post the recent halving of Bitcoin rewards; the next halving is scheduled to occur in four years.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow

@HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward-looking information include: the Company’s estimated aggregate operating hash rate and gross mining margin profitability; and the intentions, plans and future actions of the Company. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the Company may not achieve operating hash rate, efficiencies or profitability as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that operation of recently delivered equipment will occur as expected, and no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.

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i Estimated based on current operating and maintenance expenses, notably electricity, staffing and lease, of approximately $0.04 per kWh, and under current Bitcoin mining network factors, including Bitcoin price of approximately $9,358, difficulty of 15.78 trillion and a network hash rate of 105.88 exahashes per second (EH/s). Gross mining margin equates to income from digital mining less operating and maintenance costs, and is before depreciation, general and administrative, financial, income tax, and other expenses or income; it is a non-IFRS measure.